July 19 2011

Jane Nielsen
3 Parley Lane
Ridgefield,
CT 06877

Dear Jane,

It is with great pleasure that I confirm our offer for the position of Chief Financial Officer and Executive Vice President of Coach, reporting to Jerry Stritzke, President and Chief Operating Officer, Coach Inc. You will be an Executive Officer of Coach, Inc. and a member of the Coach Operating Group.

If you accept our offer, we will agree the earliest possible mutually acceptable start date.  Our offer includes an annual compensation package valued, at grant, at maximum at $2,093,338 and, in addition, a one-time sign-on package valued, at grant, at $3,100,000.   Our offer has a total maximum value, over the first five years of your employment of over $13,566,687, with further upside possible due to stock price appreciation, and dividend reinvestment on RSU’s.

Base Salary

$575,000 per annum.

Your salary will be paid monthly on the last Thursday of each calendar month.

Performance reviews are typically conducted at the end of our fiscal year, which presently runs from approximately July 1 through June 30. Any merit increases for which you may be eligible would also be determined at that time, and would take effect in September.  You will be eligible for a merit increase beginning in September, 2012.

Incentive Compensation

You will be eligible to participate in the Coach, Inc. Performance-Based Annual Incentive Plan ("SOPS"), a cash incentive program under which payout is based solely on Coach’s financial performance.  The target bonus is 75% of your salary actually paid during the fiscal year (“actual earnings”).  The maximum bonus is 100% and assumes the highest possible level of company financial performance.  You will be eligible for this program beginning in fiscal year 2012.  To be eligible for the bonus, you understand and agree you must be employed with Coach as of the payout date.   If you resign your employment or are terminated for "cause," you are not eligible for this bonus for the fiscal year in which your employment is terminated.  For the purposes of this letter, termination for “cause” is defined by Coach and includes but shall not be limited to:  (1) poor performance as an employee of Coach, (2) violation of Coach’s rules of conduct as provided in our Employee Guide, (3) any willful or grossly negligent breach of your duties, or (4) fraud, embezzlement or any other similar dishonest conduct
Any SOPS bonus is paid within three months of the end of the fiscal year. After you are hired, please refer to the Benefits & Pay section of the Coach intranet for the governing terms of the SOPS bonus plan.

Jane Nielsen, Chief Financial Officer, Coach Inc

In addition, Coach’s Board of Directors has adopted the following incentive repayment policy affecting all performance-based compensation Coach pays to members of its Operating Group:

In the event of a material restatement of the company's financial results, the Human Resources Committee of the Board of Directors (“the Committee”) will review the circumstances that caused the restatement and consider accountability to determine whether an Operating Group member was negligent or engaged in misconduct.  If the Committee determines that this was the case, and that the amount paid to that Operating Group member of a cash incentive award (for example SOPS), or the shares vesting of a performance-based long-term incentive award, would have been less during any period had the financial statements been correct, then the Committee will recover compensation from the responsible Operating Group member as it deems appropriate.

Your acceptance of this offer includes your acceptance of a binding agreement to return to the company the full amount of any compensation demanded by the Committee under this policy.  This agreement will survive the longer of (i) six months following your departure from Coach, or (ii) up to six months after payment of the relevant incentive compensation.

Sign On Package

You will receive a special, one time, sign-on package valued at $3,100,000; $1,400,000 of which will be payable as cash (“Cash Bonus”), 50%, within six (6) weeks of your start date, and 50% after 12 months of service, less applicable withholding taxes.  In accepting our offer, you agree that you will repay a pro-rata portion of the Cash Bonus if you voluntarily resign your employment within two years of your start date, or if your employment is terminated for “cause,” as defined above.  Full repayment of this Cash Bonus must occur within 30 days of your termination date.  Any repayment hereunder shall be net of withholding taxes, if such repayment takes place in the same calendar year of the payment of the Cash Bonus, and, thereafter, will be on the gross amount.

You will receive the remaining value of your sign on package as a special grant of Coach, Inc. Restricted Stock Units (RSUs) valued at $1,700,000 (“Sign-on RSUs”).  The number of RSUs you receive will be based on the closing stock price on date of grant. The grant date will be the first business day of the fiscal month coincident with or next following your start date.  The award will vest 30% on the third anniversary of the grant date, 50% on the fourth anniversary of the grant date and 20% on the fifth anniversary of the grant date.  In the event of death or permanent disability before the vesting of these awards,  The  Sign-on  RSU’s  will vest in full, as of the date of death or the date on which you are determined to be permanently and totally disabled.

Jane Nielsen, Chief Financial Officer, Coach Inc

Equity Compensation

You will receive a new hire stock option grant valued at $500,000 on the date of the grant.  The number of stock options you receive will be based on the grant price (closing price on the grant date) and on an industry standard valuation model, Black-Scholes, which determines the value of a stock option.  The grant date will be the first business day of the fiscal month coincident with or next following your start date.  Stock options are exercisable 1/3 after 1 year, 1/3 after 2 years, and 1/3 after 3 years.  Coach may make additional, annual stock option grants each August.  Any future grants will be determined based on your position, performance, time in job and other criteria Coach determines it its discretion, which are subject to change.

You will also receive a new hire RSU grant valued at $400,000 on the date of grant.  The number of RSUs you receive will be based on the closing stock price on date of grant.  The grant date will be the same date as your new hire stock option grant and Sign on RSU grant.  The award will vest in full on the third anniversary of the grant date, conditioned upon your continued employment with us on that date.  Coach may make additional, annual RSU grants each August. Any future grants will be determined based on your position, performance, time in job and other criteria Coach determines it its discretion, which are subject to change.

With regard to all equity grants, including the Sign on RSUs, after you are hired, you will receive an email alert to view and accept your Grant Agreements and have access to the Coach, Inc. Stock Incentive Plan (“the Plan”) prospectus through our service provider Fidelity via the internet.  Sample forms of the stock grant agreements are included with this letter for your review; the Plan’s terms, as they may be changed from time to time, are controlling.

For clarification, in the event of death or permanent disability before the vesting of these awards, the new hire option award will vest as of the date of death or the date on which you are determined to be permanently and totally disabled.  For the new hire RSU award, the HR Committee of our Board may approve a pro-rata vesting of the RSU’s, which would occur on the original vesting date,

Stock Ownership Requirements

Coach’s Board of Directors has implemented stock ownership requirements for all Vice Presidents and above.  The recommended amount of stock ownership for your position is Coach stock valued at twice your annual salary, or 50,000 shares, whichever has lesser value. You will be required to meet this requirement by the time you have reached your fifth anniversary with the Company.  Details about this program may be found in the Your Coach Benefits Summary Kit, included with this letter.

In addition to general restrictions on trading other types of Coach securities, as well as blackout periods,  and to ensure that you do not inadvertently trade Coach securities when a non-public material event is taking place and to provide the Chairman and CEO with advance notice, you will be required to  provide the Coach legal department at least 24 hours’ notice of your intent to exercise stock options, or buy or sell Coach shares, along with the details (number of shares/options) of any proposed transaction.

Jane Nielsen, Chief Financial Officer, Coach Inc

Transportation Allowance

While you are employed, you will be eligible for a monthly transportation allowance equal to 5.45% of your base salary (up to $3,000) plus $1,000.  The allowance is subject to applicable federal, FICA, state/local taxes.

Benefits

Your other major benefits will include medical, dental, vision benefits for you and your family, Life insurance, short and long term disability for you, Coach, Inc. Savings & Profit Sharing Plan, Employee Stock Purchase Plan, employee discount program, four (4) weeks of vacation and two (2) floating holidays per year.  Information about your benefits is provided in the Your Coach Benefits Summary Kit included with this letter. For clarification, there are no pre-existing condition exceptions in our medical plan, provided the conditions for you or your family members are currently covered by another plan.

Relocation

You are eligible for relocation under the Coach Relocation Policy, details of which are provided in the Your Coach Benefits Summary Kit included with this letter.   We will extend the requirement to complete the relocation from the normal 12 month to 18 months following the date on which you start employment with us. When you have accepted our offer, Neil Corp, Relocation Coordinator, will be in touch to get started on managing your relocation.  Should you resign your employment within two years of your start date, or if your employment is terminated for “cause,” as defined above, Coach may require you to repay relocation expenses.

Severance

If your employment at Coach should cease involuntarily (e.g. position elimination) for any reason other than “cause,” as defined above you will receive 12 months of the base salary in effect at the time of your termination under the Coach, Inc. Severance Pay Plan.  For more information, please view the Severance Plan document on the Coach intranet.  To receive separation pay, you will be required to sign a waiver and release agreement in the form provided by Coach; this agreement will include restrictions on your ability to compete with Coach and solicit Coach Employees.

Section 409A of the IRS Code.

It is expressly intended and contemplated that this letter comply with the provisions of Section 409A and that the payments hereunder will either be exempt from Section 409A or will comply with the provisions of Section 409A.  This letter will be administered and interpreted in a manner consistent with this intent,

Jane Nielsen, Chief Financial Officer, Coach Inc

and any provision that would cause the letter to fail to satisfy Section 409A will be amended to satisfy Section 409A or be exempt therefrom (which amendment may be retroactive to the extent permitted by Section 409A), which shall be done as soon as possible.  In no event shall Coach be relieved of its obligation to make any payment due under this letter by reason of this paragraph.  Notwithstanding any other provision of this letter, if you are a “specified employee” within the meaning of Treas. Reg. §1.409A-1(i)(1), then the payment of any amount or the provision of any benefit under this letter which is considered deferred compensation subject to Section 409A of the Code shall be deferred for six (6) months after your “separation from service” or, if earlier, your death to the extent required by Section 409A(a)(2)(B)(i) of the Code (the “409A Deferral Period”).  In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments which would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled.  For purposes of any provision of this letter providing for reimbursements to you, such reimbursements shall be made no later than the end of the calendar year following the calendar year in which you incurred such expenses, and in no event shall the unused reimbursement amount during one calendar year be carried over into a subsequent calendar year.  For purposes of this letter, you shall not be deemed to have terminated employment unless you have a “separation from service” within the meaning of U.S. Treasury Regulations Section 1.409A-1(h), where it is reasonably anticipated that no further services will be performed after such date or that the level of bona fide services you will perform after that date (whether as an employee or independent contractor) will permanently decrease to no more than 20 percent of the average level of bona fide services performed by you over the immediately preceding 36-month period.  All rights to payments and benefits under this letter shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code.

Terms and Conditions

If you accept Coach's offer of employment, our relationship is "employment-at-will."  That means you are free, at any time, for any reason, to end your employment with Coach and that Coach may do the same, providing that either party will give the other party three (3) months’ notice of intention to end employment.  Our agreement regarding employment-at-will may not be changed, except specifically in writing signed by both the Human Resources Committee of the Coach, Inc. Board of Directors (“the

Committee”) and you.  Coach may in its discretion add to, discontinue, or change compensation, duties, benefits and policies.  Notwithstanding the foregoing two sentences, nothing in the preceding two sentences shall be construed as diminishing the financial obligations of either of the parties hereunder, including, without limitation, Coach’s obligations to pay Salary, Bonus, Cash Bonus, Severance, Equity Compensation, etc., pursuant to the pertinent provisions set forth above.  Our offer of employment is contingent on the following:

•	Formal ratification of this offer by the Human Resources Committee of the Coach, Inc. Board of Directors.

Jane Nielsen, Chief Financial Officer, Coach Inc

•	You passing a credit/background check and verification of your identity and authorization to be employed in the United States.

•	You returning a signed copy of this offer letter before your first day of work.

•	You completing new hire paper work; tax forms etc. on, or prior to, your first day of work

•	Your agreement to be bound by, and adhere to, all of Coach's policies in effect during your employment with Coach, and our Confidentiality, Information Security and Privacy Agreement.

Jane, we are all excited at the prospect of your joining us at Coach to build a great future, both for Coach and for yourself.  This is Coach's entire offer of employment.  As you review this offer, please feel free to call me at (___) ___-____ or (___) ___-____ with any questions.  To accept the offer, and acknowledge you are not relying on any promise or representation that is not contained in this letter, please sign in the space below and return both copies to me on or before July 25th in the enclosed envelope.

Sincerely,

Sarah Dunn
SVP Human Resources
Coach, Inc.

I accept your offer of employment:

Jane Nielsen	Date